UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number: 000-26347

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:
☒ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

NextMart, Inc.
Full Name of Registrant

(f.k.a.) Sun New Media, Inc.)

NextMart Inc. Oriental Plaza Bldg. W3, Twelfth Floor
Former Name if Applicable

1 East Chang’an Avenue,
Address of Principal Executive Office (Street and Number)

Dongcheng District, Beijing
100738 PRC
City, State and Zip Code

PART II
 RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
 NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to events unforeseen by the Company, it is unable to complete its Transition Report on Form 10-KSB for the period ended September 30, 2007 without an unreasonable effort and expense.

(Attach extra Sheets if Needed)

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Emilie Deng	+86	(0)108518 9669
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed on Form 8K filed by the Company on October 10, 2007, the Company has changed its fiscal year end to September 30, 2007 in order to better reflect the results of its restructuring initiatives during the period ended September 30, 2007. These initiatives include the rationalization of certain non-core intangible assets, adjustments to goodwill relating to acquisitions of our past fiscal years ended March 31, 2006 and 2007 and an enhanced business focus on the women’s apparel vertical. As a result, we estimate that our loss for the period ended September 30, 2007 will be significant.

NextMart, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 28, 2007	By	/s/	Ren Huiliang
		Name:		Ren Huiliang
		Title:		Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.